Exhibit 99.1

Foresight Expands Road Safety Product Outreach in South Korea with a Strategic Cooperation Agreement

Ness Ziona, Israel – December 23, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced today entering into a multi-phase strategic cooperation agreement for its 3D perception systems with Zeda Korea Ltd. (“Zeda Korea”), a leading South Korean manufacturer of road safety and infrastructure maintenance vehicles.

The parties will collaborate to design, develop, and commercialize advanced artificial intelligence (“AI”)- based collision reduction and road safety solutions to be integrated into Zeda Korea’s existing vehicle fleet, as well as for broader road safety and railroad management applications and related equipment.

The project integrates Foresight’s dual stereoscopic camera systems combining visible-light and thermal infrared cameras installed on service or patrol vehicles to continuously monitor road lanes and detect hazardous situations. Using AI, the system detects restricted areas by segmenting road boundaries and contours in real time. This enhanced situational awareness significantly reduces the risk of collisions, helps prevent unauthorized vehicle entry into restricted work zones, and provides an added layer of protection for road workers and drivers, including in harsh weather and low-visibility conditions.

The collaboration supports Foresight’s continued expansion of its business and product offering in South Korea, following earlier project activities in Japan. Building on its growing presence in Asia, Foresight is accelerating commercialization, expanding product applications, and strengthening its regional footprint in road safety and infrastructure solutions.

About Zeda Korea

Zeda Korea is a leading special-purpose vehicle manufacturer headquartered in South Korea, with an engineering, service, and sales network that extends to key markets worldwide. The company specializes in advanced road safety and infrastructure maintenance vehicles, delivering proven South Korean quality and reliability.

The current product line includes bridge inspection vehicles, truck-mounted attenuators (TMAs), aerial work platforms, and other custom-built safety vehicles. Each product is designed to meet strict international safety standards and to support the demanding needs of road authorities, government procurement projects, and construction companies.

With a strong focus on safety, durability, and customization, Zeda Korea provides comprehensive road and bridge safety solutions for global customers. Through agile engineering and trusted Korean manufacturing, the company contributes to safer roads and more efficient infrastructure worldwide.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on “X” (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the aims of the agreement, the benefits and advantages of the Company’s dual stereoscopic camera systems, that this collaboration supports the Company’s continued expansion of its business and product offering in South Korea and acceleration of the Company’s commercialization in Asia. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com